Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated January 15, 2019

Relating to Preliminary Prospectus Supplement dated January 15, 2019

Registration No. 333-229255

Final Pricing Term Sheet

January 15, 2019

Issuer:	Chimera Investment Corporation

Securities Offered:	8.00% Series D Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock

Shares Offered:	7,400,000 shares

Over-Allotment Option:	1,110,000 shares

Trade Date:	January 15, 2019

Settlement and Delivery Date:	January 23, 2019 (T + 5)

Public Offering Price:	$25.00 liquidation preference per share; $185,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $5,827,500 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $179,172,500 total (assuming the over-allotment option is not exercised)

Dividend Rate:	From and including the original issue date to, but excluding, March 30, 2024, at a fixed rate equal to 8.00% per annum of the $25.00 liquidation preference ($2.00 per annum per share), and from and including March 30, 2024, at a floating rate equal to three-month LIBOR plus a spread of 5.379% per annum of the $25.00 per share liquidation preference

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on March 30, June 30, September 30 and December 30 (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on or about June 30, 2019 (long first dividend period) in the amount of $0.87222 per share and will be paid to the persons who are the holders of record of the Series D Preferred Stock on the corresponding dividend record date fixed by the board of directors.

Dividend Record Date:	The date no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by the board of directors

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	March 30, 2024

Conversion Rights:

Share Cap: 2.72035

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 20,130,590 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series D Preferred Stock is exercised, not to exceed 23,150,178 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

If the Common Stock Price is less than $9.19 (which is 50% of the per share closing price of the Issuer’s common stock reported on the NYSE on January 14, 2019), subject to adjustment in certain circumstances, the holders of the Series D Preferred Stock will receive a maximum of 2.72035 shares of the Issuer’s common stock per share of Series D Preferred Stock.

Proposed New York Stock Exchange Listing Symbol:	CIM PRD

CUSIP:	16934Q 604

ISIN:	US16934Q6044

Joint Book-Running Managers:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC Keefe, Bruyette & Woods, Inc.

The issuer has filed a registration statement (including a base prospectus dated January 14, 2019) and a preliminary prospectus supplement, dated January 15, 2019 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free (800) 584-6837 or by email at prospectus@morganstanley.com, RBC Capital Markets, LLC by calling (866) 375-6829 or by email to rbcnyfixedincomeprospectus@rbccm.com, UBS Securities LLC by calling toll-free (888) 827-7275, Wells Fargo Securities, LLC by calling toll-free (800) 645-3751 or by email to wfscustomerservice@wellsfargo.com, J.P. Morgan Securities LLC by calling collect (212) 834-4533 or Keefe, Bruyette & Woods, Inc. by calling toll-free (800) 966-1559.